Colive, Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
4000 Revenue - Net	
4002 Revenue - Gross Sales	
4110 Product Sales	136,173.95
Total 4002 Revenue - Gross Sales	**136,173.95**
Total 4000 Revenue - Net	**136,173.95**
4200 Sales Discounts & Allowances	
4220 Sales Promotions & Discounts	-11,441.70
4230 Early Payment Discount	-97.39
Free Fill - Whole Foods	-3,166.47
UNFI Advertising	-3,750.00
UNFI Promotion	-186.56
Total 4200 Sales Discounts & Allowances	**-18,642.12**
Uncategorized Income	-100.18
Total Income	**$117,431.65**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 COGS - Finished Goods	75,603.88
Total 5000 Cost of Goods Sold	**75,603.88**
5145 COGS - EUR	8,451.55
Total Cost of Goods Sold	**$84,055.43**
GROSS PROFIT	**$33,376.22**
Expenses	
5150 Product Transportation & Logistics	
5155 Finished Goods Storage & Shipping	26,364.36
Total 5150 Product Transportation & Logistics	**26,364.36**
5300 Marketing Expenses	
5350 Marketing & Branding Consultants	32,612.59
5362 Advertising - FB&IG	3,505.20
5370 Selling & Marketing IT Apps	2,427.80
Total 5300 Marketing Expenses	**38,545.59**
6000 Operating Expenses	
6200 Benefits	
6240 Allowances & Education	435.00
Total 6200 Benefits	**435.00**
6500 Professional Services	
6505 Accounting Fees	600.00
6507 Legal Fees	1,550.00
6522 Business Consultants	2,221.50
Total 6500 Professional Services	**4,371.50**

Colive, Inc.

Profit and Loss

January - December 2021

	TOTAL
6550 Transaction Fees	
6555 Banking Fees	319.00
Total 6550 Transaction Fees	**319.00**
6700 Insurance	
6710 Liability Insurance	601.00
Total 6700 Insurance	**601.00**
6800 Other Office Expenses	
6807 Office & Operating IT Apps	7,339.47
6830 Permits & Licenses	225.00
Total 6800 Other Office Expenses	**7,564.47**
Total 6000 Operating Expenses	**13,290.97**
Total Expenses	**$78,200.92**
NET OPERATING INCOME	**$ -44,824.70**
Other Income	
7700 Other Income	
7710 Dividends & Interest	0.24
Total 7700 Other Income	**0.24**
Total Other Income	**$0.24**
Other Expenses	
Unrealized Gain or Loss	0.00
7800 Other Expense	
7808 Charitable Contributions	500.00
7850 Loan Interest Expense	23.25
Total 7800 Other Expense	**523.25**
Total Other Expenses	**$523.25**
NET OTHER INCOME	**$ -523.01**
NET INCOME	**$ -45,347.71**

Colive, Inc.

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash	
1001 SVB Check 7255	50,509.60
1002 SVB Save 8645	5,000.64
1010 Mercury Check 1343	214.69
Total 1000 Cash	**55,724.93**
Total Bank Accounts	**$55,724.93**
Accounts Receivable	
1200 Accounts Receivable - Net	
1210 Accounts Receivable - Gross	-73.74
Total 1200 Accounts Receivable - Net	**-73.74**
Total Accounts Receivable	**$ -73.74**
Other Current Assets	
1400 Inventory	
1450 Finished Goods	27,500.00
Total 1400 Inventory	**27,500.00**
Undeposited Funds	0.00
Total Other Current Assets	**$27,500.00**
Total Current Assets	**$83,151.19**
TOTAL ASSETS	**$83,151.19**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	
2010 Accounts Payable - Sub Acct	27,500.00
Total 2000 Accounts Payable	**27,500.00**
Total Accounts Payable	**$27,500.00**
Credit Cards	
2080 Credit Cards	
2082 Credit Card	20,042.62
2084 SVB Credit card (7047)	1,933.15
Total 2080 Credit Cards	**21,975.77**
Total Credit Cards	**$21,975.77**
Total Current Liabilities	**$49,475.77**
Total Liabilities	**$49,475.77**

Colive, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
3000 Equity	
3007 Owner's Investment	114,653.78
Total 3000 Equity	**114,653.78**
3480 Retained Earnings	-2,872.49
Opening Balance Equity	-32,758.16
Net Income	-45,347.71
Total Equity	**$33,675.42**
TOTAL LIABILITIES AND EQUITY	**$83,151.19**


Colive, Inc.

Statement of Cash Flows

January - December 2021


	TOTAL
OPERATING ACTIVITIES	
Net Income	-45,347.71
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Accounts Receivable - Net:Accounts Receivable - Gross	73.74
1450 Inventory:Finished Goods	-27,500.00
2010 Accounts Payable:Accounts Payable - Sub Acct	27,500.00
2082 Credit Cards:Credit Card	-12,615.54
2084 Credit Cards:SVB Credit card (7047)	6,593.15
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-5,948.65**
Net cash provided by operating activities	**$ -51,296.36**
FINANCING ACTIVITIES	
3007 Equity:Owner's Investment	106,393.18
Opening Balance Equity	0.00
Net cash provided by financing activities	**$106,393.18**
NET CASH INCREASE FOR PERIOD	**$55,096.82**
Cash at beginning of period	628.11
CASH AT END OF PERIOD	**$55,724.93**